

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

December 11, 2007

Mark Cohen, President
AI Document Services, Inc.
25 Robert Pitt Drive
Monsey, NY 10952

> **Re:** **AI Document Services, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed November 9, 2007**
> **File No. 333-143602**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 and the revised disclosure that the sale being registered will be carried out at a fixed price for the duration of the offering by the selling shareholders. We also note disclosure in the Plan of Distribution section on page 36, which indicates that your officers and directors are classified as underwriters; however, we are not able to locate disclosure that clearly identifies all the selling shareholders as underwriters. Please revise or advise.

Selling Stockholders, page 13

2. We note your response to comment 5. Parents of minor children are deemed to beneficially own the shares held in the names of their children. Please revise the

ownership amounts of the parents shown in the table to include shares held in the names of their minor children and eliminate the children's names from the table. Revise the footnotes to indicate that ownership amounts shown in the table include amounts held by minor children.

Management's Discussion and Analysis or Plan of Operation, page 18

3.	Please revise this section to discuss how you will earn revenues going forward since this section only discusses revenues and cost that are currently allocated. In your revision, discuss the fees you will charge, the parties that will pay the fees, and how fees will be collected. Disclose whether you have collected any fees since the allocations from Actuarial Ideas ceased and if so, please quantify those amounts.

December 31, 2006 and 2005, page 18

4.	It is not clear why the disclosure in the table of the summary of operations toward the top of page 19 is referring to 2007 and 2006. Please revise to clarify.

5.	We note the disclosure here concerning revenues from new clients and existing clients and the 225 plans you are "responsible" for. In your business section, please revise to clarify if the clients of the plans you are responsible for are now strictly your clients or if they continue to remain Actuarial Ideas' clients and have to be referred to you.

Liquidity, page 21

6.	We note the disclosure that the agreement to receive loans from your president does not apply to offering cost not associated with your counsel. Please revise to discuss how the remaining cost will be paid since you do not have arrangements to extend the liabilities beyond six months.

7.	We note your response to comment 14. Please revise further to explain why you believe future revenues will be comparable to the revenues received in 2006 through the allocation structure. Alternatively, please revise to remove the table.

Business, page 24

8.	We note the revised disclosure throughout this document about your business. It is still not clear what your business consist of. You disclose that you "write all of the pension plans for the clients of Actuarial Ideas, Inc." Please revise your disclosure to clarify what the "writing" of the plans consist of. Also, briefly describe the actuarial and consulting business that remains with Actuarial Ideas. You disclose on page 25 that Actuarial Ideas "works with clients to define a pension plan." Please revise to clarify what that consists of and the work that remains for you to complete following the services provided by Actuarial Ideas. Clarify whether you are providing professional advice or if your services are more administrative in nature.

9.   Because you are related to Actuarial Ideas though common ownership and not direct ownership, please revise to provide a discussion of the conflicts that could arise due to the common ownership and the fact that you rely upon Actuarial Ideas for all of your revenue. Please clarify if Actuarial Ideas has the ability to conduct and provide your services. Additionally, clarify the priority of fiduciary responsibilities that your officers have between you and Actuarial Ideas should a conflict arise.

Summary Compensation Table, page 30

10.   We note your response to comment 16 that you are defined as the issuer and will pay the salaries to your officers directly. The language from exhibit 10.3 states that "Ideas will act as common paymaster for Issuer and Issuer will reimburse Ideas for salaries." Please revise to clarify that Actuarial Ideas is obligated to pay your officers' salaries and that you are obligated to reimburse them. Also, please revise to clarify how the deferral of their salaries will be carried out based on the noted language from exhibit 10.3.

Report of Independent Registered Public Accounting Firm, page F-2

11.   We note that the audit report has not been updated for the changes made to your financial statements. Please have your accountant revise its opinion accordingly.

Note 1 – Organization, page F-6

12.   We note your pro forma disclosures on pages 22, F-4, F-6, and F-12; however, the pro forma information is not in the proper form. Please present your pro forma information separately from your financial statements. It is not appropriate to include pro forma information within the historical financial statements. Please use columnar form with separate columns presenting historical results, pro forma adjustments, and pro forma results. Please additionally precede the information with an introductory paragraph which briefly describes the transaction, the periods presented, and an explanation of what the pro forma presentation shows. The pro forma presentation should only be based on the latest fiscal year and interim period included in the filing.

13.   Your pro forma information should also include your best estimate of what any additional corporate costs would have been had the transaction taken place as of the beginning of the earliest period presented (i.e. accounting and legal fees that are expected to be incurred as a result of periodic reporting requirements). Please revise accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Jessica Barberich at (202) 551-3782, or Dan Gordon, Accounting Branch Chief, at (202) 551-3486. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Gary Wolff. (*via facsimile*)
        Fax No. (212) 644-6498